Ryan S. Sansom
+1 617 937 2335
rsansom@cooley.com

February 5, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Margaret Schwartz
Ms. Suzanne Hayes
Ms. Tracie Mariner
Mr. Terence O’Brien
Mr. Terence O’Brien
Division of Corporation Finance
Office of Life Sciences

Re:	VectivBio Holding AG
Draft Registration Statement on Form F-1
Submitted December 23, 2020
CIK No. 0001836379

Ladies and Gentlemen:

On behalf of our client, VectivBio Holding AG (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 20, 2021 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on December 23, 2020.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS.
Draft Registration Statement on Form F-1, Submitted December 23, 2020 Summary Overview, page 1
1.Efficacy and safety determinations are the exclusive authority of the FDA or alternative foreign regulators. Please revise the all discussions of the safety and efficacy of your

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product candidate to limit your disclosure to only objective data from your clinical trials, and remove conclusions about safety and efficacy, such as "establishing new efficacy standards” and “Observed Efficacy Across Key Clinical Parameters.” Please note that comparisons to available products and other product candidates are not appropriate unless you have conducted head to head trials. While you may indicate that your candidate is designed for weekly dosing, the meta analytical comparison on page 94 are not appropriate.
Response to Comment 1:
In response to the Staff’s comment regarding the safety and efficacy of our product candidate, the Company has revised the disclosure on pages 4 and 95 of the Amended DRS.
In response to the Staff’s comment regarding comparisons to available products and other product candidates, the Company has revised the disclosure on pages 5 and 95 of the Amended DRS. Further, the Company respectfully acknowledges the Staff’s comment and notes that each of the data sets included on pages 5 and 95 of the Amended DRS are based solely on clinical results of apraglutide, teduglutide and glepaglutide, respectively and are not meant to be head-to-head comparisons. Instead, the data sets serve as the basis for the Company’s belief that its product candidate could result in better outcomes for patients through reduction of PS due to a statistically significant enhancement in energy absorption observed in Phase 2 trials. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 95 of the Amended DRS to remove the characterization of the data as a “meta-analytical comparison” and instead notes on pages 4 and 95 that although the data is not the result of a head-to-head comparison, each GLP-2 analog (apraglutide, teduglutide and glepaglutide) was studied individually in three Phase 2 clinical trials by the same investigator, at the same site, with the same reproducible methodology (metabolic balance assessment) and published by the companies that produce such products. The Company respectfully further advises the Staff that it believes it is material to potential investors to share the Company’s belief regarding apraglutide’s potential for better outcomes for patients through the reduction of PS as it is a key differentiator. The Company also believes that it is important to share the underlying basis for such belief, which is derived from the Phase 2 clinical trial results.
2.Your statement that apraglutide is a potential "best-in-class" product implies the likelihood of regulatory approval and comparisons to other products and product candidates. The statements are speculative in light of its regulatory status, please remove the "best-in-class" references.
Response to Comment 2:
In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 86, 88, and 89 of the Amended DRS to remove the “best-in-class” references.
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3.On page 1 you state that one limitation of teduglutide is that it requires a calculation of a weight-based dose. On page 102 you state that your STARS trial will incorporate two doses depending on the body weight of the patient. Please revise to clarify whether apraglutide has this same limitation.
Response to Comment 3:
In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 86 of the Amended DRS. In addition, the Company respectfully advises the Staff that, based on publicly available information, for patients receiving teduglutide, the exact dose for each patient needs to be calculated based on the patient's individual body weight. However, in the Company's clinical trials, doses were tested without such individualized calculations by weight. Modelling from those trials determined that a bracketed dose method is applicable, whereby one of two doses would be administered to a patient based on a body weight threshold in lieu of an individualized calculation on a patient-by-patent basis. The Company has therefore designed the Phase 3 trial to employ this bracketed dose method, and ultimately there will only be two doses commercialized for the entire adult patient population at the time of approval of the product candidate, where doses will be administered to patients based on a body weight threshold.
4.In light of its FDA approval, please explain the basis for your statements concerning teduglutide’s lack of impact on patient quality of life and lack of benefit in patients with CIC.
Response to Comment 4:
In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amended DRS to clarify that the information is sourced from publicly available third-party trial reports on teduglutide. The Company respectfully acknowledges the Staff’s comment and notes that public data reporting teduglutide’s Phase 3 results did not show a statistically significant impact on quality of life, an endpoint established as measured by an investigator in a trial report. The Company also respectfully advises the Staff that, as indicated in an additional trial report, teduglutide had no statistically significant impact on the CIC population and no patients achieved enteral autonomy, which is a key treatment goal.
5.We note that your pipeline table includes two programs that you are considering, specifically apraglutide for Pediatric SBS-IF and other rare GI conditions. Please identify the other rare GI conditions you intend to develop apraglutide to treat and include a discussion of these indications. Alternatively, remove this program from your pipeline table.
    Response to Comment 5:
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In response to the Staff’s comment, the Company has also revised the disclosure on pages 2, 3, 87, 88, and 108 of the Amended DRS to identify another rare GI condition the Company intends to develop apraglutide to treat, Graft Versus Host Disease, or GVHD, and to include a discussion of GVHD.

Our Strategy, page 3
6.Please revise your statement on page 3 that you intend to rapidly progress apraglutide through clinical development in patients with SBS-IF. Clinical development is a lengthy process and indications that you will be successful in developing your product candidate in a rapid or accelerated manner as such statements are speculative.
    Response to Comment 6:
    In response to the Staff’s comment, the Company has revised the disclosure on page 3 and 88 of the Amended DRS to “advance” instead of “rapidly progress.” The Company respectfully advises the Staff that it intends to leverage the Company’s accomplished and experienced rare disease drug development capabilities to exploit all available regulatory mechanisms that are available for rare disease indications.
Risk Factors
Risks Related to our Reliance on Third Parties, page 27
7.Please revise to include risk factor disclosure highlighting your reliance on the Ferring license
    Response to Comment 7:
In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Amended DRS.
Risk Factors
General Risk Factors
"We have identified a material weakness in our internal control over financial reporting...", page 59
8.Please disclose the details surrounding your conclusion that you lack sufficient internal accounting personnel to support an efficient and structured financial statement close process and for the preparation of your consolidated and carve-out financial statements. For example, disclose how many accounting personnel you have hired, how many additional accounting personnel you believe are needed to remedy the material weakness in your internal control over financial reporting, and when you anticipate additional personnel to be hired.
Response to Comment 8:
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In response to the Staff’s Comment, the Company has revised the disclosure on page 61 of the Amended DRS to discuss how the lack of accounting personnel affected its financial statement close process, how many accounting personnel the Company has hired to help remediate the material weakness and other measures the Company is taking to remediate the material weakness, including the implementation of its new management review process.
Market, Industry and Other Data, page 64
9.We note your reference to data from a commissioned market research report from Cambridge Research Associates. Please file such party’s consent as an exhibit to the registration statement. Refer to Securities Act Rule 436.
    Response to Comment 9:
In response to the Staff’s Comment, the Company has revised the disclosure on page 65 of the Amended DRS to remove references to Cambridge Research Associates. The Company further respectfully advises the Staff that the information appearing in the Draft Registration Statement from Cambridge Research Associates is derived from publicly available sources and was not specifically commissioned for use in the Draft Registration Statement.
Use of Proceeds, page 65
10.Please revise to disclose an estimate of how far in your development and commercialization of your apraglutide program, including the various indications, and the development of additional products the proceeds from this offering will allow you to reach with respect to each, including specific phases of clinical trials.
    Response to Comment 10:
The Company respectfully acknowledges the Staff’s comment and will disclose such estimate in a future submission or filing.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72
11.Please revise the description of the license agreement between Ferring and Glypharma to disclose any other consideration, including an upfront payment and/or milestone payments, if applicable. Please quantify all payments made to date and any potential remaining payments.
    Response to Comment 11:
In response to the Staff’s Comment, the Company has revised the disclosure on page 75 of the Amended DRS to include the payments made to date and confirms
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no additional payments, other than what has been disclosed in the Draft Registration Statement, remain under the license agreement.
12.Please revise to provide p-values for all statements of statistical significance throughout the Business section and explain how statistical significance relates to FDA standards of efficacy.
    Response to Comment 12:
In response to the Staff’s comment the Company has revised the disclosure on pages 4, 95, 96 and 100 of the Amended DRS.
Current Treatments and Limitations, page 90
13.Please revise page 92 to provide the basis for your statement that you estimate the addressable global market for apraglutide in SBS-IF could exceed $2 billion per year, especially considering the worldwide sales of teduglutide in 2019 were approximately $568 million
    Response to Comment 13:
In response to the Staff’s Comment, the Company has revised the disclosure on pages 92 and 93 of the Amended DRS. The Company respectfully advises the Staff that the Company’s market research estimates that there are approximately 7,500 SBS-IF patients in the US and 7,500 SBS-IF patients in the United Kingdom, Italy, Spain and France, or collectively the EU5, of which two-thirds of the U.S. patients and one-third of patients in the EU5 are amenable for treatment with a GLP-2 analog, and will therefore be amenable for treatment with our product candidate once approved. Additionally, the Company estimates that there are up to 1,000 SBS-IF patients in Japan and a significant number of patients in other geographies, including China.
The Company further respectfully advises the Staff that approximately 85% of teduglutide’s $568 million of worldwide revenue is generated solely by the U.S. market. Additionally, in the United States, teduglutide is only being used by approximately 46% of the treatable population of stoma patients and approximately 22% of the treatable population of CIC patients. The split between CIC and stoma patients in the total SBS-IF treatable population is approximately fifty-fifty. Using a weighted average, the Company estimates that teduglutide treats approximately one-third of the U.S. SBS-IF treatable population. The Company further respectfully advises the Staff that the addressable global market for apraglutide could be estimated by using teduglutide’s approximate $483 million of U.S. revenue and expanding that to the full U.S. treatable population (multiplying by three to show potential market growth), and combining that figure with revenue sources stemming from the aforementioned additional addressable global markets, including in particular the EU5, where a significant proportion of patients remain untreated. The Company believes this demonstrates that the
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
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estimated addressable global market for apraglutide in SBS-IF could exceed $2 billion.

Summary of Phase 2 Clinical Trials of Apraglutide in Patients with SBS, page 98
14.Please revise pages 99 and 100 to describe the meaning of “stoma complication” and “GI stoma complication.
    Response to Comment 14:
In response to the Staff’s comment the Company has revised the disclosure on pages 100 and 101 of the Amended DRS to describe the meaning of stoma complication and GI stoma complication.

Government Regulation and Product Approval, page 109
15.We note that your disclosures throughout indicate that the EEA is one of two material markets in which you will seek commercialization for apraglutide. Please revise pages 109-122, which is focused on U.S. government regulation, to highlight any material differences between U.S. government regulations and EEA government regulations or advise.
    Response to Comment 15:
In response to the Staff’s comment the Company has added additional disclosure on pages 120 through 122 of the Amended DRS.
Executive Compensation, page 132
16.On page 132 you state that you made share-based payments to board members and executive officers during the year ended December 31, 2020. To the extent such share- based payments include options, please provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options pursuant to Item 6.B(1)(b) of Form 20-F, as required by Item 4(a) of Form F-1.
    Response to Comment 16:
The Company respectfully acknowledges the Staff’s comment and will disclose the requested information in a future submission or filing.
Description of Share Capital and Articles of Association, page 141
17.On page 149 you state: “We are party to a shareholders’ agreement that provides that certain holders of our ordinary shares, including certain holders of at least 5% of our ordinary shares and entities affiliated with certain of our directors, have certain registration rights, as set forth below.” These rights as set forth below apply for a certain
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period after the registration statement is effective. Please reconcile this disclosure on page 149 with page 137, where you state that the shareholders’ agreement will terminate in its entirety in connection with this offering.
    Response to Comment 17:
In response to the Staff’s comment the Company has revised the disclosure on page 142 of the Amended DRS to clarify that the shareholders’ agreement will terminate immediately prior to the closing of this offering, except for the registration rights granted under our investors' rights agreement.
Financial Statements
Note 29- Events after the reporting period
2020 Equity Incentive Plan and RSPA, page F-39
18.Please expand your disclosure to quantify the number of each type of equity award issued in fiscal 2020 and the corresponding grant date fair value per share. Additionally, please disclose the amount of compensation expense that will be generated by the 2020 equity issuances
Response to Comment 18:
The Company respectfully acknowledges the Staff’s comment and will disclose the requested information in a future submission or filing.
Exhibits
19.Please file the GlyPharma Share Purchase Agreement pursuant to Item 601(b)(10) of Regulation S-K or advise
Response to Comment 19:
The Company respectfully acknowledges the Staff’s comment and will file the GlyPharma Share Purchase Agreement in a future submission or filing, and it has revised the exhibit index accordingly.
General
20.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response to Comment 20:
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The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it will supplementally provide it with copies of any written communications of the type referenced in the Staff’s comment.

* * * *
Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at +1 617 937 2335 or Brandon Fenn at +1 212 479 6626.

Very truly yours,

/s/ Ryan Sansom

Ryan Sansom

cc:	Luca Santarelli, VectivBio Holding AG

Brandon Fenn, Cooley LLP
Pascale Lesperance, Cooley LLP
Andreas Muller, Homburger AG
Nathan Ajiashvili, Latham & Watkins LLP
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com